SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                Huffman Koos Inc.
                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
                          (Title of Class of Securities)


                                    000443221
                                  (CUSIP Number)


                                Michael H. Solomon
                      Breuner's Home Furnishings Corporation
                              7069 Consolidated Way
                           San Diego, California 92121
                                  (619) 549-8030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copies to:
                             Edward R. Mandell, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                             New York, New York 10036
                                  (212) 704-6000


                                September 18, 1995
             (Date of Event Which Requires Filing of this Statement)




       Check the following box if a fee is being paid with this Statement



             CUSIP No. 000443221



  (1)   NAME OF REPORTING PERSONS:   HK Acquisition Company, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b)
 (3)   SEC USE ONLY

 (4)   SOURCE OF FUNDS
       BK & AF

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

 NUMBER OF SHARES               (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED                   See Item 5.

 BY EACH REPORTING              (8)  SHARED VOTING POWER
 PERSON WITH                          See Item 5.

                                (9)  SOLE DISPOSITIVE POWER
                                      See Item 5.
                                (10)  SHARED DISPOSITIVE POWER
                                      See Item 5.
 (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

 (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


 (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

 (14)   TYPE OF REPORTING PERSON
        CO



             CUSIP No. 000443221



  (1)    NAME OF REPORTING PERSONS:   Breuner's Home Furnishings Corporation
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)
                                                             (b)

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS
        BK & AF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)


 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

 NUMBER OF SHARES   (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED       See Item 5.
 BY EACH REPORTING  (8)  SHARED VOTING POWER
 PERSON WITH        See Item 5.
                          (9)  SOLE DISPOSITIVE POWER
                    See Item 5.
                          (10) SHARED DISPOSITIVE POWER
                    See Item 5.
 (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

 (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


 (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

 (14)   TYPE OF REPORTING PERSON
        CO



             CUSIP No. 000443221



 (1)    NAME OF REPORTING PERSONS:   Kidd, Kamm Investments, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)
                                                                   (b)

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS
        BK & AF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)


 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

 NUMBER OF SHARES   (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED       See Item 5.
 BY EACH REPORTING  (8)  SHARED VOTING POWER
 PERSON WITH              See Item 5.
                          (9)  SOLE DISPOSITIVE POWER
                          See Item 5.
                          (10) SHARED DISPOSITIVE POWER
                           See Item 5.
 (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

 (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   SHARES


 (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

 (14)   TYPE OF REPORTING PERSON
        CO

             CUSIP No. 000443221


  Item 1.  Security and Issuer.
        This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Shares"), of Huffman Koos Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Route 4 and Main Street, River Edge, New Jersey 07661.

 Item 2.  Identity and Background.
        (a)-(c), (f) This Schedule 13D is being jointly filed by HK Acquisition Company, Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Breuner's Home Furnishings Corporation, a Delaware corporation (the "Parent"), the Parent and Kidd, Kamm Equity Partners, L.P., a Delaware limited partnership ("KKEP"), the beneficial owner of approximately 90% of the Common Stock of the Parent. The general partner of KKEP is Kidd, Kamm Investments, L.P., a Delaware limited partnership ("Investments"). The general partner of Investments is Kidd, Kamm Investments, Inc., a Delaware corporation ("Kidd, Kamm").
        The  information  set  forth  in the "Introduction", Section 9. "Certain
 Information Concerning the Parent and the Purchaser" and Schedule I of the Offer to Purchase dated September 25, 1995 to purchase for cash all outstanding Shares of the Issuer (the "Offer to Purchase"), a copy of which is filed as Exhibit (2) to this Schedule 13D, and is incorporated herein by reference.
        (d)-(e) None of the Parent, the Purchaser or Kidd, Kamm or, to the best knowledge of the Parent, the Purchaser or Kidd, Kamm, any of the executive officers and directors of such entities, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.
        The information set forth in the "Introduction" and in Section 10. "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

 Item 4.  Purpose of Transaction
        The information set forth in the "Introduction", Section 7. "Possible Effect of the Offer on the Market for Shares; NASDAQ/NMS Quotation; Exchange Act Registration"; Section 11. "Background of the Offer; The Merger Agreement; T h e Stockholders Agreement; Confidentiality Agreement; Non-Solicitation Agreement" and Section 12. "Purpose of the Offer; The Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

        Except as set forth above, none of the Parent, the Purchaser or KKEP have any plans or purposes which relate to or would result in any of the actions set forth in Item 4(a)-(j) on Schedule 13D.

 Item 5.      Interest in Securities of the Issuer.
        (a)-(d) The information set forth in the "Introduction", Section 9. "Certain Information Concerning the Parent and the Purchaser", Section 11. "Background of the Offer; The Merger Agreement; The Stockholders Agreement; Confidentiality Agreement; Non-Solicitation Agreement" and Schedule I of the Offer to Purchase is incorporated herein by reference. Each of the Parent, the

             CUSIP No. 000443221


 Purchaser and Kidd, Kamm disclaims, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, beneficial ownership of the Shares owned by the Majority Stockholders as such term is defined in the Offer to Purchase.

        (e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.
        The information set forth in the "Introduction", Section 9. "Certain Information Concerning the Parent and the Purchaser", Section 10. "Source and Amount of Funds", Section 11. "Background of the Offer; The Merger Agreement; T h e Stockholders Agreement; Confidentiality Agreement, Non-Solicitation Agreement", Section 13. "Conditions to the Offer" and Section 15. "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

 Item 7.  Material to be Filed as Exhibits.
              (1)    Joint Filing Agreement.
              (2) Offer to Purchase dated September 25, 1995 (the "Offer to Purchase"). 1
              (3)    Letter of Transmittal.   2
              (4) Commitment Letter, dated September 11, 1995 from Nomura Holding America Inc. 3
              (5) Agreement and Plan of Merger dated as of September 18, 1995 among the Parent, the Purchaser and the Company (Included as Exhibit A to the Offer to Purchase).
              (6) Stockholders Agreement dated as of September 18, 1995 between the Parent, the Purchaser and the persons designated therein as the Majority Stockholders (Included as Exhibit B to the Offer to Purchase).









---------------------------
 1
   Incorporated by Reference to Exhibit (a)(1) to the Schedule 14D-1 filed with the Securities and Exchange Commission by the Parent, the Purchaser and Kidd, Kamm on September 25, 1995 (the "14D-1").

 2
   Incorporated by Reference to Exhibit (a)(2) to the 14D-1.

 3
   Incorporated by Reference to Exhibit (b)(1) to the 14D-1.

             CUSIP No. 000443221


                                     SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  September 28, 1995               HK ACQUISITION COMPANY, INC.


                                          By:   /s/ Michael H. Solomon
                                          Name: Michael H. Solomon
                                          Title: Chairman


                                          BREUNER'S HOME FURNISHINGS
                                          CORPORATION


                                          By:   /s/ Michael H. Solomon
                                          Name: Michael H. Solomon
                                          Title:  Chairman and Chief Executive
                                                  Officer

                                          KIDD, KAMM EQUITY PARTNERS, L.P.
                                             By:  Kidd, Kamm Investments, L.P.
                                                  (its general partner)
                                             By:  Kidd, Kamm Investments, Inc.
                                                  (its general partner)

                                          By:    /s/ Kurt L. Kamm
                                          Name: Kurt L. Kamm
                                          Title: President

             CUSIP No. 000443221


                                 INDEX TO EXHIBITS

             Exhibit                                                Page
             Number                Description                         Number

             (1)      Joint Filing Agreement.
             (2) Offer to Purchase dated September 25, 1995 (the "Offer to Purchase"). 1
             (3)      Letter of Transmittal.  2
             (4) Commitment Letter, dated Septembe 11, 1995 from Nomura Holding America Inc. 3
             (5) Agreement and Plan of Merger dated as of September 18, 1995 among the Parent, the
                      Purchaser and the Company (Included as Exhibit A to the Offer to Purchase).
             (6) Stockholders Agreement dated as of September 18, 1995 between the Parent and the persons designated therein as the Majority Stockholders (Included as Exhibit B to the Offer to Purchase).










-------------------------------
 1
   Incorporated by Reference to Exhibit (a)(1) to the Schedule 14D-1 filed with the Securities and Exchange Commission by the Parent, the Purchaser and Kidd, Kamm on September 25, 1995 (the "14D-1").

 2
   Incorporated by Reference to Exhibit (a)(2) to the 14D-1.

 3
   Incorporated by Reference to Exhibit (b)(1) to the 14D-1.

                                                                   Exhibit 1


                          JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, we the undersigned agree that this Schedule 13D (including any and all amendments thereto), to which this Agreement is attached as Exhibit 1, is (and, in the case of amendments, will be) filed on behalf of each of us.

       This Agreement may be executed in counterparts, each one of which shall be considered an original, and all of which, when taken together, shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 28th day of September, 1995.

                                         HK ACQUISITION COMPANY, INC.


                                         By:   /s/ Michael H. Solomon
                                         Name: Michael H. Solomon
                                         Title: Chairman


                                         BREUNER'S HOME FURNISHINGS
                                         CORPORATION


                                         By:   /s/ Michael H. Solomon
                                         Name: Michael H. Solomon
                                         Title:  Chairman and Chief
                                                 Executive Officer

                                         KIDD, KAMM EQUITY PARTNERS, L.P.
                                         By:  Kidd, Kamm Investments,L.P.
                                                 (its general partner)
                                         By:  Kidd, Kamm Investments,Inc.
                                                 (its general partner)

                                         By:    /s/ Kurt L. Kamm
                                         Name: Kurt L. Kamm
                                         Title: President